OROPLATA RESOURCES, INC.

#5 Calle Gregorio de Lora

Puerto Plata, Dominican Republic

April 12, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC

20549

Re:	Form 10-K for the Fiscal Year Ended September 30, 2015
Response Dated March 30, 2016 File No. 000-55088

Attention:	Mr. John Reynolds Assistant Director Office of Beverages, Apparel and Mining

Dear Mr. Reynolds:

In response to your letter dated April 5, 2016, I wish to confirm the following:

·         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Yours very truly;

"Ruben Ricardo Vasquez"

Ruben Ricardo Vasquez

Chief Executive Officer, President and Director